Exhibit 99.1

FOR IMMEDIATE RELEASE

CNOOC Ltd. Filed 2007 Annual Report on Form 20-F

(Hong Kong, June 26, 2008) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today it has filed with the United States Securities and Exchange Commission (“SEC”) its 2007 annual report on Form 20-F that included audited financial statements for the year ended December 31, 2007.

This annual report is available on the Company’s website at http://www.cnoocltd.com/investor/channel/Investor_FormReport.asp and is also available on the SEC′s website at http://www.sec.gov.

To request a hard copy of the 2007 annual report, including the complete audited financial statements free of charge, please contact:

Mr. Cao Yan
IR Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1417
Fax: +86-10-8452-1441
E-mail: caoyan@cnooc.com.cn

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the

United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com